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MAR 02 2021

Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ryan Fitzpatrick, Chief Compliance Officer — (212) 309-3494
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown PC
(Name - if individual, state last, first, middle name)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ryan Fitzpatrick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Willis Securities, Inc. as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Ryan Fitzpatrick
Chief Compliance Officer of
Willis Securities, Inc.

2/26/2021
Date

Notary Public

FRANCISCO J RIVERA
Notary Public - State of New York
NO. 01RI6291915
Qualified in Westchester County
My Commission Expires Oct 28. 2021

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Willis Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Willis Securities, Inc. (the "Company"), as of December 31, 2020, the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

New York, NY

February 26, 2021

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	15,734,554
Commissions and fees receivable		740,239
Receivables from Parent — net corporate pool		20,136,064
Prepaid expenses and other assets		19,600
TOTAL	$	36,630,457

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payables to Parent	$	1,332,418
Payables to Affiliates		1,255,500
Accounts payable, accrued expenses, and other liabilities		632,370
Total liabilities		3,220,288
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		24,352,114
Retained earnings		9,057,055
Total stockholder's equity		33,410,169
TOTAL	$	36,630,457

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:	
Override and trading commissions	$ 3,680,665
Underwriting fees	3,779,984
Other income	225,309
Total revenues	7,685,958
EXPENSES:	
Employee compensation and benefits	534,345
Regulatory and professional fees	698,569
Other operating expenses	2,962,795
Total expenses	4,195,709
INCOME BEFORE TAXES	3,490,249
INCOME TAX EXPENSE	856,576
NET INCOME	$ 2,633,673

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2020	$ 1,000	$ 24,415,204	$ 6,423,382	$ 30,839,586
Share-based compensation	-	(63,090)	-	(63,090)
Net Income	-	-	2,633,673	2,633,673
BALANCE — December 31, 2020	$ 1,000	$ 24,352,114	$ 9,057,055	$ 33,410,169

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 2,633,673
Adjustments to reconcile net income to net cash used in operating activities:	
Share-based compensation	(63,090)
Changes in operating assets and liabilities:	
Commissions and fees receivable	595,965
Other Receivables from Parent	460,120
Prepaid expenses and other assets	3,403
Payables to Parent	1,082,327
Payables to Affiliates	598,168
Accounts payable, accrued expenses, and other liabilities	(6,016,609)
Net cash used in operating activities	(706,043)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Receivables from Parent - net corporate pool	(1,853,419)
Net cash used in investing activities	(1,853,419)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from non-subordinated borrowings	283,600,000
Repayments of non-subordinated borrowings	(283,600,000)
Net cash used in financing activities	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,559,462)
CASH AND CASH EQUIVALENTS — Beginning of year	18,294,016
CASH AND CASH EQUIVALENTS — End of year	$ 15,734,554
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 87,544

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Municipal Securities Rulemaking Board and the National Futures Association.

The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977, with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. Effective January 4, 2016 Willis Group Holdings PLC merged with Towers Watson & Co. to form Willis Towers Watson PLC ('WTW'), of which the Parent and Company are subsidiaries.

On March 9, 2020, WTW and Aon plc ('Aon') issued an announcement disclosing that the respective boards of directors of WTW and Aon had reached agreement on the terms of a recommended acquisition of WTW by Aon. The transaction was approved by the shareholders of both WTW and Aon during meetings of the respective shareholders held on August 26, 2020 and remains subject to other customary closing conditions, including required regulatory approvals. The parties expect the transaction to close in the first half of 2021, subject to satisfaction of these conditions.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Because of these services provided by the Parent, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the statement of operations, the Company had a net income after taxes of $2,633,673 for the year ended December 31, 2020. The Company's revenue generation activity is highly dependent on the demand for capital market transactions, which are highly susceptible to market volatility and demand for services from customers. The Company's primary use of liquidity is to fund working capital requirements of the business, including meeting necessary collateral posting requirements established by FINRA to facilitate revenue earning activities. The Company entered into un-subordinated loans totaling $283,600,000 with the Parent for the year ended December 31, 2020. Continued capital market

uncertainty may continue to have a negative impact on the Company's results from operations, and ability to generate liquidity from operating and investing activities, which may require the Company to seek additional funding from the Parent.

Risks and Uncertainties Related to the COVID-19 Pandemic — The COVID-19 pandemic has had an adverse impact on global commercial activity, including the global supply chain, and has contributed to significant volatility in the financial markets including, among other effects, occasional declines in the equity markets, changes in interest rates and reduced liquidity on a global basis. To date, we have concluded that the COVID-19 pandemic negatively impacted our revenue growth but did not have a material impact on our overall results.

The extent to which COVID-19 impacts our business and financial position will depend on future developments, which are difficult to predict. These future developments may include the severity and scope of the COVID-19 outbreak, which may unexpectedly change or worsen, and the types and duration of measures imposed by governmental authorities to contain the virus or address its impact. We continue to expect that the COVID-19 pandemic will negatively impact our revenue and operating results beyond 2020. We believe that these trends and uncertainties are similar to those faced by other comparable registrants as a result of the pandemic.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There is no restricted cash included in the cash and cash equivalents balance.

Commissions and Fees Receivable — Commissions and fees receivable are recognized net of allowance for uncollectible accounts. Credit losses are recorded, when necessary, in an amount considered by management to be sufficient to recognize incurred losses for uncollectible accounts to state the commissions and fees receivable at their net realizable value. The Company recognized receivables from commissions and fees of $1,336,024 and $740,239 at January 1, 2020 and December 31, 2020, respectively. The Company did have a contract liability of $75,000 as of January 1, 2020 but did not have any contract assets and liabilities as of December 31, 2020. There was no impairment expense recognized for the year ended December 31, 2020.

Revenue Recognition —The Company derives the majority of its customer contract revenues from the two basic business lines of the Company; Employee Benefits and Capital Markets and Advisory. Employee Benefits revenue is primarily from override commissions while the Capital Markets business earns revenues from underwriting fees, strategic advisory fees, trading commissions and private placement fees, including initial purchase activity for Rule 144A securities offerings.

Override and trading Commissions – Customer contract revenue is earned from the sale of variable annuities and mutual fund shares as well as secondary trading of catastrophe bonds. The Company may receive commissions upon the sale of a mutual fund or annuity as well trail commissions as long as the security stays in place. The Company believes that its sole performance obligation is performed on the trade date as this is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. As

such, all fixed consideration is recognized as of the trade date. Trail commissions are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically at a point in time that cannot be determined in advance due to the determination of a fund asset value). These amounts are recognized monthly, quarterly, or annually, depending upon the terms of the specific agreement. The uncertainty of these variable amounts is dependent on the value of assets at future points in time and are influenced by market conditions.

Strategic advisory and private placements – Strategic advisory fees consist primarily of success fees on completed merger and acquisition transactions, as well as retainers and periodic fees, earned in connection with advising on both buyers' and sellers' transactions. Fees are also earned for related advisory work and other services such as providing fairness opinions and valuation analyses. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction, opinion or analysis is delivered) as this is when value has been transferred to the client. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Contract liabilities arising from strategic advisory and private placements were $75,000 as of January 1, 2020 and $0 as of December 31, 2020.

Effective December 31, 2018 the Company withdrew from the offering of strategic advisory services related to merger and acquisition transactions as a standard service offering, but retained their registration to offer these services in the event an opportunity arises that is strategic to the interests of the Parent. Existing engagements related to announced merger and acquisition transactions are in run off until the underlying transactions close or the engagements are cancelled by WSI's clients.

Underwriting fees – The Company earns fees for the underwriting and agency placement of catastrophe bonds for insurance companies that want to transfer a risk to investors. Revenues are primarily earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (in the case of underwritings the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Reimbursed expenses – As the Company generally acts as an agent, all client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses is included in other operating expenses as a cost of revenue as incurred. Reimbursed expenses represented approximately 4% of customer contract revenue for the year ended December 31, 2020.

Interest income – Recognized as earned and included within other income in the accompanying statement of operations.

Income Taxes — The Company is included in the consolidated federal and unitary state income tax returns filed by the Parent and files a separate state income tax return. The Company's share of the consolidated income taxes is determined using the modified "separate-return" method. Under this

method, the Company determines current and deferred expense or benefit for the period as if the Company was filing a separate tax return. The Company's policy is to recognize a current income tax

benefit for federal and state net operating losses when generated as these losses are utilized by the Parent and domestic subsidiaries. Also, for the purposes of evaluating whether existing net deferred tax assets are realizable the Company can consider its expectation of whether net deferred tax assets will ultimately be realized at the consolidated tax return level. The Company has not identified any unrecognized tax benefits as of December 31, 2020.

Share-Based Compensation — The Company periodically enters into agreements with employees to offer stock options in Willis Towers Watson PLC, the parent of Willis North America Inc. The Company expenses equity-based compensation, which is included in Employee compensation and benefits in the accompanying statement of operations, primarily on a straight-line basis over the requisite service period. The significant assumptions underlying the expense calculations include the fair value of the award on the grant date. The awards under equity-based compensation are classified as equity and included as a component of equity on the accompanying statement of financial condition as the ultimate payment of such awards will not be achieved through the use of the Company's cash or other assets.

Use of Estimates — These financial statements conform to U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. This may include assessing the probability of mergers and acquisitions transactions closing during a specified time period when evaluating the accrual of certain severance benefits. Estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Estimates are used when accounting for discretionary compensation, share-based compensation, accrued liabilities, income taxes, commitments and contingencies, and revenue recognition.

Fair Value of Financial Instruments — At December 31, 2020, the Company had financial instruments including cash and cash equivalents, commissions and fees receivable, receivables from Parent, prepaid expenses and other assets, payables to Parent, payables to Affiliates, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of their short-term nature.

Recent Accounting Pronouncements —

Not yet adopted for 2020

In December 2019, the FASB issued ASU No. 2019-12, *Simplifying the Accounting for Income Taxes*, which clarifies and amends existing guidance, including removing certain exceptions to the general principles of accounting for income taxes. This ASU becomes effective for the Company on January 1, 2021. Some of the changes must be applied on a retrospective or modified retrospective basis while

others must be applied on a prospective basis. Early adoption is permitted. The Company does not plan to adopt this ASU early and does not expect it to have a material impact on our financial statements.

Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments, which amended the guidance on the impairment of financial instruments. The ASU added an impairment model (known as the current expected credit loss ('CECL') model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses on assets measured at amortized cost, which is intended to result in more timely recognition of such losses. The ASU was also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU made targeted changes to the impairment model for available-for-sale debt securities. Additional ASUs were subsequently issued which provided amended and additional guidance for the implementation of ASU No. 2016-13. All related guidance has been codified into, and is now known as, ASC 326, Financial Instruments—Credit Losses ('ASC 326'). ASC 326 became effective for the Company on January 1, 2020, at which time we adopted it. This ASU did not have a material impact on our financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement as part of its disclosure framework project. The focus of this project is to improve the effectiveness of disclosures in the notes to the financial statements by facilitating clear communication of the information required by U.S. GAAP that is most important to users of an entity's financial statements. This ASU removes certain disclosure requirements and adds or modifies other requirements. This ASU was effective for the Company on January 1, 2020, at which time we adopted it. Certain provisions of the ASU were required to be adopted retrospectively, while others were required to be adopted prospectively. This ASU did not have a material impact on the notes to our financial statements.

3. INCOME TAXES

At December 31, 2020, the income tax expense consists of the following:

Current:	
Federal	$ 700,195
State	156,381
Deferred:	
Federal	-
State	-
Income tax expense	$ 856,576

Effective tax rate reconciliation

The income tax benefit differs from the amount computed using the U.S. federal statutory income tax rate as follows:

Income before taxes	3,490,249
U.S. federal statutory income tax rate	21%
Income tax expense at U.S. federal tax rate	732,952
Adjustments to derive effective tax rates:	
Non-deductible expenses	83
State taxes	123,541
Income tax expense	$ 856,576

The Company has consistently followed a modified separate return method in preparing its federal and state income tax provisions. The Company is included in the consolidated federal income tax return filed by the Parent who is currently under examination by the Internal Revenue Service (IRS) for the tax years ended December 31, 2017, and December 31, 2018. As of December 31, 2020, the IRS has not advised the Parent of any proposed adjustments related to the 2017 or 2018 tax years. Calendar years 2016 and forward are open for examination by state taxing authorities.

4. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with various services, including management, accounting, and record keeping services, and allocates these costs to the Company. The Company recorded $2,033,728 of allocated management and administration expense for the year ended December 31, 2020, and such amount is included in other operating expenses in the accompanying statement of operations. At December 31, 2020, the Company has a liability owed to the Parent of $1,332,418 for allocated management and accounting services, employee benefits, and state and federal taxes. The Company also has a receivable from the Parent of $20,136,064 in the corporate pool comprised of $20,000,000 for cash on deposit and $136,064 for other miscellaneous expenses.

The Company also has an Affiliate Services and Revenue Sharing Agreement with two entities that are indirect subsidiaries of Willis Towers Watson PLC (the "Affiliates"). This agreement establishes procedures for the parties to provide certain consulting services to each other, and for the party receiving such consulting services to share a portion of revenues received from related transactions with the party providing such services. For the year ended December 31, 2020, the Company shared $1,462,500 in strategic advisory and underwriting fees as well as $207,000 of expenses under this agreement. These amounts remain outstanding as of December 31, 2020 and make up the payables to Affiliates line in the accompanying statement of financial condition.

On occasion the Company may seek additional capital from the Parent to fund operations, or for regulatory capital and initial purchases related to the underwriting of securities. During 2020 the

Company borrowed $283,600,000 from the Parent on an un-subordinated basis. All borrowings were obtained on an arm's length basis and paid back during the year along with accrued interest. Interest expense of $66,173 is included within other operating expenses in the accompanying statement of operations.

5. FAIR VALUE MEASUREMENT

The Company follows FASB ASC 820, *Fair Value Measurement and Disclosure* ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurement, establishes a framework for measuring fair value, and expands disclosure about such fair value measurement.

The Company also follows the provisions of FASB ASC 825, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permit an entity to choose to measure eligible financial instruments and other items at fair value as well as requires disclosures of estimated fair value of financial instruments carried at amortized cost at December 31, 2020.

At December 31, 2020 the Company did not have any financial instruments that were required to be measured at fair value on a recurring or non-recurring basis. The Company also did not make any elections to carry financial instruments at fair value as the Company determined that the carrying value of cash and cash equivalents, commissions and fees receivable, receivables from Parent, prepaid expenses and other assets, payables to Parent and Affiliates, and accounts payable approximated fair value.

6. CONCENTRATION OF RISKS

The Company maintains its cash balances with major depository institutions, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2020, the Company had net capital of $12,514,226, which was $12,264,226 in excess of required net capital.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued on February 26, 2021.

* * * * * *

WILLIS SECURITIES, INC. **SCHEDULE g**
(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2020

Net capital — total stockholder's equity	$ 33,410,169
Deductions — non-allowable assets from statement of financial condition:	
Commissions and fees receivable	(740,239)
Receivables from Parent	(20,136,064)
Prepaid expenses and other assets	(19,600)
Total non-allowable assets	(20,895,903)
Net capital before haircuts on securities positions	12,514,266
Haircuts on securities:	
Foreign denominated funds	(40)
Total haircuts	(40)
Total net capital	12,514,226
Minimum net capital required under alternate method	250,000
Excess net capital	$ 12,264,226

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited and amended FOCUS Report filed by the Company on February 23, 2021.

See Report of Independent Registered Public Accounting Firm.

WILLIS SECURITIES, INC.

SCHEDULE H

(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2020

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See Report of Independent Registered Public Accounting Firm.

ADVISORY TAX AUDIT

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL PURSUANT TO COMMODITY FUTURES TRADING COMMISSION REGULATION 1.16

To the Management and Stockholder of
Willis Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Willis Securities, Inc. (the "Company") as of December 31, 2020 and for the year then ended December 31, 2020, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry the accounts for its customers or perform custodial functions related to customer assets, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

withum

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the CFTC's objectives.

This report is intended solely for the information and use of the member, management, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 26, 2021

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

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